Stolt Offshore S.A.                                            [Graphic omitted]


NEWS RELEASE

                          Stolt Offshore S.A. Pre-Close
                           Trading Update and Outlook


London, England - December 8, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), as part of its regular investor relations activity, issues this Pre-Close Trading Update and Outlook, ahead of results for the 4th Quarter and the 12 months ended November 30, 2004, which will be announced in the second half of February 2005.


2004 Pre-Close Update
---------------------
As previously stated, it is anticipated that Stolt Offshore's 2004 operating revenues will be in line with expectations. The Company remains confident of at least achieving the management's objective of passing break-even for the Full Year, now that the offshore programme on the Bonga project is substantially complete.

Depreciation and Amortisation charges remain in line with previous indications; around one third below historic levels following the impairment charges taken in 2003. After excluding the expenses relating to the recently completed refinancing, Selling, General & Administrative ("SG&A") costs for 2004 are expected to be in line with their historic levels of approximately 7% to 8% of operating revenues.


2005 Outlook
------------
For 2005, the Group expects strong revenue growth compared to 2004 as execution of the $1.75 billion backlog, reported with 3rd Quarter earnings, commences. For 2005 as a whole, management's target for the Group remains a low double-digit percentage margin for earnings before interest, tax, depreciation and amortisation ("EBITDA") and a positive contribution to profits from all regions is anticipated.

Stolt Offshore's EBITDA calculation includes contributions and deductions arising from joint ventures and minority interests and also takes account of the amortisation of dry docking expenditures, which are reported as part of operating expenses.

Depreciation, amortisation and dry docking amortisation charges are expected to increase slightly in 2005 as a result of preparatory work on ships and barges ahead of project activities and an overall increase in capital expenditure levels. SG&A costs are expected to be in line with 2004, after excluding the 2004 refinancing expenses.

Commenting on today's statement, Tom Ehret, Chief Executive Officer, said: "With contract awards of $2 billion secured in the fiscal year, we have established a substantial quality backlog. The decision to focus Stolt Offshore's skills and resources on subsea and deepwater activities has been proved correct and we are now able to bring to bear the appropriate resources to deliver consistent, highly-developed project solutions for our customers. Building on this platform, and with a confident view of the growth drivers for our industry, Stolt Offshore is well-positioned in markets with long term prospects."
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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Julian Thomson / Deborah Keedy
Stolt Offshore S.A.
UK +44 1224 718436
US +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com
deborah.keedy@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
e.gonda@brunswickgroup.com